July 29, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Buffalo Funds

Ladies and Gentlemen:

We represent Buffalo Funds (the “Trust”) in connection with its filing of Post-Effective Amendment No. 27 (the “Post-Effective Amendment”) to the Trust’s Registration Statement (Registration Nos. 333-56018; 811-10303) on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended.  The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

We consent to the use of this letter in the Post-Effective Amendment.

                   Very truly yours,

                   GODFREY & KAHN, S.C.

                   /s/ Michael J. Conmey

                   Michael J. Conmey

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